July 16, 2013

Jeanne Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 31, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 20, 2013
File No. 001-32898

Dear Ms. Bennett:

On behalf of China BAK Battery, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 1, 2013, with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2012 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2013 (the “Form 10-Q”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended September 30, 2012
Item 1. Business
Suppliers, page 7

1.

We note your response to comment 1. In future filings, update the disclosure on page 7 about your key raw material and equipment suppliers. In this regard, we note that not all of the ten “major suppliers” mentioned in your response appear in the list of your main suppliers mentioned on page 8 of your Form 10-K.

COMPANY RESPONSE: In response to the Staff’s comment, please be advised that on page 8 of the Form 10-K, we disclosed the key raw material suppliers who accounted for, in terms of aggregate dollar amounts, the most significant purchase transactions of each major type of materials during the fiscal year ended September 30, 2012, whereas in our response to comment 1 (submitted to the Commission on June 13, 2013), we disclosed the names of the suppliers which represented the top 10 balances of our accounts payable as of September 30, 2012. Some of the suppliers were identical in both lists, including CITIC Guoan Information Industry Company Limited, Hunan Reshine New Material Ltd, and Beijing Easpring Material Technology Co. Ltd.

Jeanne Bennett
July 16, 2013

Item 8. Financial Statements
Note 23. Commitments and Contingencies, page F-43

2.

We note your responses to prior comments 10 and 11, as well as your disclosure in Note 16 of your March 31, 2013 Form 10-Q. In future filings please also disclose, for each guarantee or each group of similar guarantees, consistent with FASB ASC 460-10-50-3 and 50-4, the nature of the guarantee, how the guarantee arose, the events or circumstances that would require the company to perform under the guarantee, and the current status as of the date of the statement of financial position of the payment/performance risk of the guarantee.

COMPANY RESPONSE: In accordance with the Staff’s request, we will revise the disclosures in our future filings as follows:

Form 10-K for the year ended September 30, 2012
Note 23 (iii)

On April 1, 2012, the Company entered into a guarantee contract to serve as the guarantor for the bank loan borrowed from Shenzhen Development Bank (currently known as “Pingan Bank”) Longhua Branch in the amount of $2.4 million by Shenzhen Tongli Hi-Tech Co., Ltd. (“Shenzhen Tongli”), one of the Company’s cases and caps suppliers, for the period from April 1, 2012 to March 31, 2013. Under this guarantee contract, the Company shall perform all obligations of Shenzhen Tongli under the loan contract if Shenzhen Tongli fails to perform its obligations as set forth in the loan contract.

On April 25, 2012, the Company entered into a guarantee contract to serve as the guarantor for the bank loan borrowed from China Minsheng Banking Corp., Ltd, in the amount of $2.4 million by Tianjin Huaxiahongyuan Ltd. (“Tianjin Huaxiahongyuan”), one of the Company’s prospective suppliers of chemical raw materials such as lithium cobalt oxides, for the period from April 25, 2012 to April 25, 2015. Under this guarantee contract, the Company shall perform all obligations of Tianjin Huaxiahongyuan under the loan contract if Tianjin Huaxiahongyuan fails to perform its obligations as set forth in the loan contract.

On May 2, 2012, the Company entered into a guarantee contract to serve as the guarantor for the bank loan borrowed from Bank of China Shenzhen Branch in the amount of $9.5 million by Shenzhen Yasu Technology Co. Ltd. (“Shenzhen Yasu”), one of the Company’s prospective suppliers of chemical raw materials such as lithium cobalt oxides, for the period from May 24, 2012 to June 25, 2015. Under this guarantee contract, the Company shall perform all obligations of Shenzhen Yasu under the loan contract if Shenzhen Yasu fails to perform its obligations as set forth in the loan contract.

Jeanne Bennett
July 16, 2013

On August 25, 2011, the Company entered into a guarantee contract to serve as the guarantor for the bank loan borrowed from Agricultural Bank of China Shenzhen Branch in the amount of $9.5 million by Shenzhen Langjin Technology Development Co. Ltd. (“Shenzhen Langjin”), one of the Company’s prospective suppliers of chemical raw materials such as battery separator paper, for the period from August 15, 2011 to August 14, 2014. Under this guarantee contract, the Company shall perform all obligations of Shenzhen Langjin under the loan contract if Shenzhen Langjin fails to perform its obligations as set forth in the loan contract.

In China, it is a common practice among companies in the region where the Company is located to provide guarantees for bank debts of existing or prospective business partners with no consideration given. It is considered a “favor for favor” business practice and is commonly required by the lending banks in these cases.

The Company has also guaranteed the loans of a related party under the common control of Mr. Xiangqian Li in the amount of approximately $7.8 million and $11.2 million as of September 30, 2011 and 2012, respectively.

As of September 30, 2012 and as of the filing date of this form 10-K, the Company has assessed the performance risk of these guarantees and the fair value of the obligation arising therefrom and has considered it is immaterial to the consolidated financial statements. Therefore, no obligations in respect of the above guarantees were recognized as of September 30, 2012.

3.

In this regard, your response to prior comment 10 shows that your relationship with two of the suppliers was terminated in the month after you provided the guarantee. Also, with another supplier, your relationship was terminated in 2010 and you provided a guarantee in 2012 continuing through 2015. We further note that the largest guarantee was provided to this supplier. Your response states that you provided the guarantees to expand your supplier base and continue your supply of products. Please explain how you are able to do that by providing the guarantees to terminated suppliers.

COMPANY RESPONSE:

Tianjin Huaxia Hong Yuan Ltd. (“Tianjin Huaxia Hong Yuan”) used to provide cathode (electrolyte) materials to us. These materials were used for production of batteries to be used in electronic vehicles (EV). As these materials are in high demand in China, we started to act as a guarantor of the bank loans of this supplier since 2012 in exchange for Tianjin Huaxia Hong Yuan’s commitment to provide stable supply of these cathode materials. However, processing the materials provided by Tianjin Huaxia Hong Yuan requires advanced production technologies that our Tianjin production facilities do not have. Accordingly, we ceased to purchase from Tianjin Huaxia Hong Yuan these materials and expect to resume the purchase when our EV integration technology becomes more advanced. As a result, we continued to provide the guarantee after the supply relationship with Tianjin Huaxia Hong Yuan was terminated.

Jeanne Bennett
July 16, 2013

Shenzhen Yasu Technology Co, Ltd. (“Shenzhen Yasu”) provides protection boards for EV batteries. Our initial plan was to expand our EV production line to the Shenzhen site as soon as our Tianjin production becomes fully operational. As such, we started to act as a guarantor of the bank loans of Shenzhen Yasu since 2010 with the intent to secure a stable supply of protection boards from Shenzhen Yasu. However, due to the above mentioned lack of required production technologies of the Tianjin production facilities, we decided not to launch the EV production in Shenzhen in a short term. As a result, we decided not to purchase materials from Shenzhen Yasu.

Shenzhen Langjin Technology Development Company Limited (“Shenzhen Langjin”) is engaged in manufacturing separators. We agreed to act as a guarantor of the bank loans of this supplier in order to secure a steady supply of separators from Shenzhen Langjin. We ceased to purchase from Shenzhen Langjin when its products failed to meet our stringent quality requirements. We intend to terminate this guarantee upon expiration of the guarantee arrangement in August 2014.

Form 10-Q for the Quarterly Period Ended March 31, 2013
Item 1. Financial Statements
Note 4. Inventories, page F-12

4.

On page F-12, you disclose that you wrote down inventories of $5.8 million in the three months ended March 31, 2013 and $25.8 million in the six months ended March 31, 2013. Accordingly, we would expect to see that you wrote down inventories of $20 million in the three months ended December 31, 2012. However, in Note 4 on page F-13 of your December 31, 2012 Form 10-Q, we note in the table of your inventory provision that you recorded no provision in the three months ended December 31, 2012. In fact, the table shows that you reversed a provision of $710,827. Please explain why the disclosures are not consistent.

COMPANY RESPONSE: In response to the Staff’s comment, please be advised that inventories with an original carrying value of $34,212,661 and an impaired value of $14,226,689 were sold during the three months ended December 31, 2012 and therefore the write down is already reflected in the gross loss on the sale of this inventory of $19,985,972. The amount of $710,827 was calculated based on $19,985,972 (no effect on profit and loss, but being shown as a balance sheet movement in our inventory provision table) minus $19,275,145 (inventories write-down charged to cost of revenue).

Jeanne Bennett
July 16, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 11

5.

We note your response to prior comment 1. If the “good relationship” noted in your response and disclosure here is due in significant part to the government support and “encouragement” you mention, please ensure your disclosure in future filings explains the nature, extent and significance of the support provided. Please also tell us, and revise future filings to clarify, why you receive such support when it appears from your other responses and disclosures that not all companies in the “new-energy industry” receive it. We note specifically the reference to customer bankruptcies in your response to prior comment 3.

COMPANY RESPONSE: In response to the Staff’s comment, we would like to clarify that the previous reference to support referred to support of the new-energy industry in China and not support of the Company. We have been able to renew our loans upon maturity owing to our long history of relationships with our banks. Also, our banks seem to be willing to maintain this relationship as the government in China supports the new-energy industry in China as a whole.

6.

Please expand your response to prior comment 1 to clarify how you determined you can “pay [your suppliers] within 90-360 days” from the invoice date, given your current sources of liquidity. It is unclear from your response how having “established long-term relationships with [y]our suppliers” relates to your ability to make required payments to your suppliers.

COMPANY RESPONSE: In response to the Staff’s comment, please be advised that our suppliers generally grant us a credit period of 60-120 days, but since we have established long-term relationships with our suppliers and given our current sources of liquidity, we have been taking more time to pay them. We have been paying our suppliers within 90-360 days while they are still continuing to provide products to us.

Exhibit 31.1 and Exhibit 32.1

7.

We note that your certifications are not dated. Please amend your entire Form 10-Q to include dated and signed certifications consistent with the requirements of Item 601(B)(31) and (32) of Regulation S-K and Rule 13a-14(a) and (b) or Rule 15d-14(a) and (b).

Jeanne Bennett
July 16, 2013

COMPANY RESPONSE: We have filed the Amendment No. 1 to the Company’s Form 10-Q for the six months ended March 31, 2013 on July 15, 2013, which includes dated and signed certifications consistent with the requirements of Item 601(B)(31) and (32) of Regulation S-K and Rule 13a-14(a) and (b) or Rule 15d-14(a) and (b).

****

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Thomas M. Shoesmith at (650)-233-4553, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

CHINA BAK BATTERY, INC.

By: /s/ Xiangqian Li
Xiangqian Li
Chief Executive Officer